May 23, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins, Kevin Kuhar, Lauren Sprague Hamil, and Chris Edwards

Re:	Aurion Biotech, Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-284471

Ladies and Gentlemen:

Aurion Biotech, Inc. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Company’s Registration Statement on Form S-1 (File No. 333-284471), initially filed with the Securities and Exchange Commission (“SEC”) on January 24, 2025, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement at this time because the Company has determined that it is not in the best interests of the Company to conduct the proposed offering at this time. The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

The Company further hereby requests, pursuant to Rule 418 promulgated under the Securities Act, that any supplemental materials transmitted to the Commission by the Company be returned to the Company or destroyed promptly by the staff. If returned, the supplemental materials may be returned to Goodwin Procter LLP, attention Adam V. Johnson, Esq., the Company’s responsible representative, at 620 Eighth Avenue, New York, NY 10018.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Adam V. Johnson, Esq. of Goodwin Procter LLP, via email at adamjohnson@goodwinlaw.com or via facsimile at (212) 320-0632. It is our understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney, Adam V. Johnson, Esq. of Goodwin Procter LLP, at (212) 459-7072. Thank you for your assistance.

Very truly yours,

Aurion Biotech, Inc.

By:	/s/ Arnaud Lacoste
Arnaud Lacoste, Ph.D., M.B.A.
Chief Executive Officer

cc:	Mitchell S. Bloom, Goodwin Procter LLP

Edwin M. O’Connor, Goodwin Procter LLP

Nathan Ajiashvili, Latham & Watkins LLP

Alison Haggerty, Latham & Watkins LLP